UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Effective January 19, 2025, Mr. Zhengyu Wang, a director of the Company, has resigned from the Board of Directors (the “Board”) of the Company for personal reasons. Mr. Wang’s resignation was not the result of any disagreement with the Board, the Company or its management.

Effective January 19, 2025, the Board has elected Ms. Chenyang Wang as a director of the Company. Ms. Chenyang Wang is unrelated to Mr. Zhengyu Wang.

Ms. Chenyang Wang has served as the Manager of the Securities Affairs Department of the Company responsible for the Company’s corporate reporting and compliance matters since May 2018. Prior to joining the Company, Ms. Wang had served as an Investment Manager with Zhejiang Yangzhechen Assets Management Co., Ltd. from October 2016 to April 2018. From October 2010 to April 2012, she was a researcher at Zhejiang Bohan Investment Management Co., Ltd. Ms. Wang earned her Master’s degree in Finance from Nankai University, China, in 2018, a Bachelor of Financial Management from Renmin University of China in 2021 and a Bachelor of Financial Engineering from South–Central Minzu University, China, in 2011.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: January 21, 2025	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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